STROBL & SHARP, P.C.
                  300 E. Long Lake Rd., Ste. 200
                 Bloomfield Hills, Michigan 48304
                         (248) 540-2300
                      Fax: (248) 645-2690
                          John Sharp
                     Direct: (248) 205-2747

                        Paul M. Kavanaugh
                      Direct (248) 205-2711

Securities and Exchange Commission
450 Fifth St. N.W.
Washington, D.C., 20549

Re:        Asia Automotive Acquisition Corporation
File No:   333-147086

Attention: Carlton Tartar
           Ethan Horowitz

Gentlemen:

     This correspondence is sent on behalf of Asia Automotive Acquisition Corporation ("AAAC") and is, in part, in response to the Commission's letter dated February 12, 2008. This correspondence addresses the issue of identifying the acquiring entity in the business combination between AAAC and Hunan Tongxin ("HT"). AAAC has considered the criteria set forth in FAS 141, paragraphs 16 and 17. Since AAAC is the entity paying the money, Paragraph 16 of FAS 141 indicates that AAAC is considered the acquirer as to that portion of the consideration. Further, under Paragraph 17, AAAC as the entity issuing the shares and should be considered the acquirer, despite the fact that the shares will be issued after AAAC redomesticates to the British Virgin Islands ("BVI") and changes its name to Tongxin International ("TI"). AAAC realizes that the issue under Paragraph 17 of FAS 141 is a closer question, however, for the reasons set forth below, AAAC submits that it is proper to account for the business combination as a purchase by AAAC of HT. Treatment of the business combination as a purchase is consistent with how AAAC has submitted all previous filings under this matter.


Background of the Offering and Potential Acquisition
------------------------------------------------------------

     On April 18, 2006, AAAC sold 5,031,250 units
(including the underwriters full exercise of an over allotment option with respect to 656,250 units) to the public at a price of $8.00 per unit. Each unit consists of one share of AAAC's common stock, $0.001 par value, and one redeemable common stock purchase warrant ("warrant"). Each warrant entitles the holder to purchase from AAAC one share of common stock at an exercise price of $5.00 commencing the later of the completion of a business combination with a target business or April 10, 2007 and expiring April 11, 2012. The warrants are redeemable at a price of $.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $10.00 per share for any 20 trading days within a 30 trading day period ending three business days before AAAC sends the notice of redemption.

     AAAC also sold to the representative of the underwriters, for $100, as additional compensation, an option to purchase up to a total of 350,000 units at a per-unit price of $10.00. The units issuable upon exercise of this option have identical rights to those offered by the Offering except that the warrants included in the option have an exercise price of $6.65 (133% of the exercise price of the warrants included in the units sold in the offering). AAAC will pay the underwriters in the Offering an underwriting discount of 7% of the gross proceeds of these Units (of which 3% is deferred until the consummation of a business combination).

     AAAC has entered into an agreement to acquire HT for a combination of cash and stock. In the business combination, the following shares will be issued to the HT shareholders for 100% of HT's stock:

- 4,500,000 unconditionally issued
- 2,000,000 earnings condition (the earnings condition was to be determined as of December 31, 2007, and the earnings condition was met, so these shares have been earned)

In addition, a potential 2,000,000 shares may be issued as an anti-dilutive measure, if the warrants are called, which requires that AAAC's stock trade at over $10 for 20 days.
This condition has not occurred. As of the close of the market on Feb.26, 2008, AAAC's stock was trading at $8.01.

Accordingly, AAAC submits that the only shares that can be
__________________________________________________________
considered in a FAS 141 analysis are the 6,500,000 to be
________________________________________________________
issued.  The potential anti-dilution shares should be
_____________________________________________________
disregarded.
___________

AAAC's shares and warrants outstanding directly prior to the acquisition are:

- 6,380,250 outstanding shares of common stock
- 5,031,250 Warrants, currently "in the money" (i.e., that is, have current intrinsic value in that the exercise price is less than the market price: $5 exercise price, market price currently $8.25)
- 350,000 UPO stock ($10 exercise price, not in the money)
- 350,000 UPO warrants ($6.65 exercise price, but only after $10 exercise price)

AAAC submits that under FAS 141 it should be considered to
__________________________________________________________
have currently outstanding 11,411,500 shares, consisting of
__________________________________________________________
the outstanding shares plus the in the money options.
____________________________________________________


AAAC Analysis of Identifying the Acquiring Entity under FAS
141
------------------------------------------------------------

FAS141, Par. 16 states as follows:

16.In a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity

   Under this Paragraph, AAAC is the entity paying the cash and issuing the shares; therefore, AAAC should be considered the acquirer.

FAS141, Par. 17 states as follows {AAAC's analysis answers each subparagraph below}:

17.In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

   a. The relative voting rights in the combined entity
      after the combination-all else being equal, the
      acquiring entity is the combining entity whose
      owners as a group retained or received the larger
      portion of the voting rights in the combined entity.
      In determining which group of owners retained or
      received the larger portion of the voting rights,
      consideration shall be given to the existence of
      _______________________________________________
      any unusual or special voting arrangements and
      ______________________________________________
      options, warrants, or convertible securities.
      ____________________________________________

     As stated above, AAAC will issue 6,500,000 shares to the shareholders of HT for 100% of the outstanding stock in HT. Directly after this combination, the following ownership (including voting rights) will be as follows:

                                  (Acquirer)          (To be Acquired)
                                   AAAC                HT
                                   Shareholders        Shareholders
                                __________________    _________________
Fully Diluted Basis (assuming
all shares "with current
intrinsic value" are exercised
for cash)*                      11,411,500   63.7%    6,500,000   36.3%

Fully Diluted Basis (assuming
all shares "with intrinsic
value" are exercised on a
cashless basis)*,**              8,343,665   56.2%    6,500,000   43.8%

Non Diluted basis                6,380,250   49.5%    6,500,000   50.5%


*   - Does not include any shars for the UPO issued
**  - Cashless shares are calculated as of December 31, 2007
      (1,963,415)


     Only if the "in the money" warrants are not taken into account do the HT shareholders become the "larger" block.
However, the in the money warrants should be taken into account under FAS 141, so AAAC's shareholders should be considered to have 63.7% of the stock of the combined entity. This criteria should favor of AAAC being the acquirer

     b.The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest-all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

     The AAAC insiders currently hold 1,349,000 shares. The public shareholders hold the remaining 5,031,250. The shares of HT are held by a smaller group, however, HT's shares are also somewhat widely distributed. There are 46 total shareholders of HT; the top two policy making executives of HT hold only 28% of HT's stock, which would mean approximately 1,820,000 shares of the combined entity after the combination. HT's management will constitute an organized group of owners holding a large minority voting interest, which would be in favor of HT being the acquirer.
On the other hand, AAAC's insiders will also hold a large minority voting interest. (1.8 Million to 1.349 Million).
The fact that HT shareholders will have a slightly higher minority stake seems to favor HT as the acquirer, but Paragraph 17 of FAS 141 states that it should be taken into account "when no other owner or organized group of owners has a significant voting interest". AAAC submits that since both HT and AAAC insiders have large minority interests, this sub paragraph should not be accorded pre-eminent weight in the final analysis.

     c.The composition of the governing body of the combined entity-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

     AAAC will hold 5 of the 9 Board of directors positions for the first two years and then HT will hold 4 out of 7 seats starting year three. In addition, William Herren, current Chairman of the Board (of AAAC) will hold the position of Chairman of the combined entity. It should also be pointed out that during the first two years the combined entity will have a significant amount of available cash and may make other acquisitions, and during that period the AAAC appointees will control the Board.

     d.The composition of the senior management of the combined entity-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

     Management of TI (the post closing BVI parent company) will be managed primarily in the Michigan office by the current management of AAAC and the underlying subsidiary will be managed by a mixture of AAAC and prior HT management. In addition, future acquisitions will be structured as subsidiaries of TI, without using the prior
HT local management. The combined entity will be responsible for future acquisitions and marketing and sales outside of China. Future acquisitions, if any, will also be primarily managed by AAAC's management.

     e.The terms of the exchange of equity securities-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

     AAAC believes that the consideration paid (calculated as approximately $66,300,000 ($13 Million cash and $53.3 Million stock, using the stock price as of December 31, 2007 - $8.20), represents the approximate fair value of HT. This purchase price is well in excess of the current book value of HT - approximately $20,500,000 (as of September 30,
2007).  Accordingly, AAAC is paying a premium.


Conclusion:
-----------------------------------------------------------

     AAAC's management has made the conclusion, based on the facts and circumstances applicable to each FAS 141
Paragraph 17 factor, as discussed above, that AAAC should be considered the acquirer. The main factors are determined to be the ownership on a fully diluted basis and the day-to-day management of TI (including both future acquisitions and marketing and sales outside of China). AAAC submits that taking all the factors into account, the presentation of the business combination as a purchase by AAAC is reasonable and fair and more likely than not the proper presentation. To determine that HT is the acquirer would be more convoluted than concluding that AAAC is the acquirer. In order to conclude that HT is the acquirer, the "in the money" warrants would have to be completely disregarded, which AAAC submits is contrary to both the language and intent of FAS 141. Further, under Paragraph
17(b), to conclude that HT is the acquirer would fail to recognize the significant minority voting interest of the AAAC insiders. When the control over business activities outside China and control of future acquisitions is added, the balance, AAAC submits, goes significantly in favor of considering AAAC the acquirer.

     Accordingly, we urge the staff to conclude that it will accept the conclusion that AAAC is the acquiring entity and allow AAAC to proceed with its registration statement on that basis.


Sincerely,


JOHN SHARP


SB230455.DOC